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[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC
112

SEC FILE NUMBER
8-065500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.J. Whitman LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

622 Third Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Dugan **(212) 888-2290**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *of individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/8

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.J. Whitman LLC
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Member of M.J. Whitman LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of M.J. Whitman LLC and its subsidiary (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2010

M.J. Whitman LLC
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 5,903,051
Receivable from clearing broker	758,095
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $506,605)	195,808
Receivable from affiliates	5,660
Other assets	92,215
Total assets	$ 6,954,829
Liabilities and Member's Capital	
Taxes payable to Parent	$ 179,918
Payable to affiliates	83,571
Accrued expenses	2,946,664
Total liabilities	3,210,153
Commitments and contingencies (Note 6)	
Member's capital	3,744,676
Total liabilities and member's capital	$ 6,954,829

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Description of Business

M.J. Whitman LLC ("MJW") is a wholly-owned subsidiary of Third Avenue Holdings Delaware LLC (the "Parent"). MJW has one wholly-owned subsidiary, Private Debt LLC, (together with MJW, the "Company"). MJW, a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"), was organized as a Limited Liability Company under the laws of the State of Delaware on May 15, 2002 to assume the business of M.J. Whitman, Inc., a New York Corporation. Affiliated Managers Group, Inc. holds an indirect majority equity interest in the Company. The Parent also owns Third Avenue Management LLC, an investment advisor to the Third Avenue family of mutual funds, separately managed accounts, and other investment products.

The Company provides brokerage services to institutional and retail clients. The Company has a clearing agreement with J.P. Morgan Clearing Corporation ("JPMCC"). All of MJW's customer accounts are introduced on a fully disclosed basis to, and carried by, JPMCC. The Company maintains a "Special Account for the Exclusive Benefit of Customers" and is exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision (k)(2)(i) and (k)(2)(ii) of such rule.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements include the accounts of MJW and its wholly-owned subsidiary, although MJW does not guarantee any liabilities or obligations of the subsidiary. All significant intercompany accounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including money market mutual funds and marketable securities with original maturities of three months or less, to be cash equivalents. At December 31, 2009, cash equivalents included investments in money market mutual funds of $574.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

The Company receives fees for sales and servicing related to shares of mutual funds, including shares of mutual funds which are affiliates of the Company. Fees related to Funds that are affiliates of the Company are paid by the adviser to those Funds. These fees are based on a percentage of the net assets of the mutual funds.

Furniture, Equipment and Leasehold Improvements

Property and equipment are stated at cost and are depreciated over their estimated useful lives, ranging from five to seven years, using the straight-line or accelerated methods. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are also stated at cost, are amortized over the shorter of their estimated useful lives or the term of the leases. Costs of maintenance and repairs are charged to expense, while costs of significant renovations and betterments are capitalized.

Income Taxes
The Company, as a limited liability company, is not subject to federal or New York State income taxes. The Parent, as the sole member of the Company, is responsible for reporting the Company's income and expenses on its partnership tax returns.

The Company is subject to New York City unincorporated business taxes, with its results being included in the New York City unincorporated business tax return filed by its Parent. The Parent allocates this tax to the Company as if the Company were a separate taxpayer. The Company and its Parent file tax returns in other jurisdictions, some of which impose tax on limited liability companies.

Accounting principles generally accepted in the United States of America set forth a minimum threshold for financial statement recognition of the benefit of a tax position taken or expected to be taken in a tax return. The Parent, and the Company, did not have any unrecognized tax benefits in the accompanying financial statements. The Parent and the Company may be subject to examination by federal, state, local or foreign taxing authorities. As of December 31, 2009, the tax returns that remain subject to examination under the appropriate statute of limitations are generally the returns filed for the years from 2006 forward, although in certain jurisdictions in which the Parent or the Company file tax returns, 2005 returns may still be open to examination.

3. Regulatory Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The rule prohibits a broker dealer from engaging in securities transactions when its net capital falls below a specified minimum amount. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items, pursuant to SEC Rule 15c3-3. At December 31, 2009, the Company had net capital of $3,379,257, which exceeded the required net capital of $250,000 by $3,129,257.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and JPMCC which requires, among other things, for JPMCC to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

The Company operates under an exemptive provision of SEC Rule 15c3-3 in that the Company maintains a "Special Account for the Exclusive Benefit of Customers" pursuant to paragraph (k)(2)(i) of that rule, and the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through JPMCC on a fully disclosed basis.

4. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through JPMCC on a fully disclosed basis. The Company pays JPMCC a fixed ticket charge for clearing its transactions and other expenses such as floor brokerage and custody fees. At December 31, 2009, $758,095 is receivable from the clearing broker consisting primarily of credit balances in its principal accounts along with commissions due on transactions, net of expenses the Company owes to JPMCC.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2009 are summarized as follows:

Furniture and equipment	$ 375,962
Leasehold improvements	326,451
Less: Accumulated depreciation and amortization	(506,605)
	$ 195,808

During 2009, the Company disposed of approximately $208,000 of fully depreciated furniture and equipment.

6. Commitments and Contingencies

The Company has various contractual commitments arising in the ordinary course of business. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

In the ordinary course of its business activities, the Company is subject to claims, legal proceedings and other contingencies. Any such potential matters are subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

The Parent is obligated under noncancelable lease agreements through August 2011. The Company and its affiliates will be allocated a portion of the expenses by the Parent. Minimum rental commitments of the Parent under these leases are as follows:

Year Ending December 31,	Minimum Rental Commitments
2010	$ 2,027,933
2011	1,207,521

7. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company, on behalf of clients, enters into various debt and equity transactions in the securities markets. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. The Company records securities transactions on a trade date basis, and therefore, is exposed to credit risk in the event that counter parties are unable to fulfill contractual agreements.

Pursuant to its current clearing agreement with JPMCC, the Company is liable for amounts uncollected from customers introduced by the Company. As JPMCC's right to charge the Company has no maximum amount, and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right and is currently not aware of any probable losses under such arrangements.

8. Related Party Transactions

The Company shares personnel, office space and facilities with related companies and, accordingly, certain expenses have been allocated among the entities. Subsequent to monthly reconciliations and closings, balances due to and due from affiliates are reimbursed. In addition to the trailer income described in Note 2, the Company receives commissions from affiliated mutual and private funds.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Member of M.J. Whitman LLC

In planning and performing our audit of the consolidated financial statements of M.J. Whitman LLC and its subsidiary (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Accountants

To the Member of M.J. Whitman LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of M.J. Whitman LLC for the period from April 1, 2009 through December 31, 2009, which were agreed to by M.J. Whitman LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M.J. Whitman LLC's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for M.J. Whitman LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: payment dated January 23, 2009 in the amount of $150 compared to check number 2268 dated January 23, 2009 and a payment dated November 23, 2009 in the amount $5,699 compared to check number 2556 dated November 23, 2009. $340 of the second check was related to a late payment penalty resulting in a total amount paid of $5,509.

   There were no differences noted.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on M.J. Whitman LLC's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $7,905,200 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

   There were no differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on line 2 for net loss from principal transactions in securities in trading accounts of $11,049 to the trial balances provided by James Albert, Assistant Controller.

      No differences noted.

b. Compared deductions on line 1 for revenues related to investment advisory services of $10,546 to the quarterly FOCUS filings provided by James Albert, Assistant Controller.

No differences noted.

c. Compared deductions on line 3 for commissions, floor brokerage and clearance of $1,150,712 to the trial balances provided by James Albert, Assistant Controller.

No differences noted.

d. Compared deductions on line 6 for commission mark ups earned from transactions of $235,066 to the Realized Capital Gains and Losses Report - CD Trading and invoices provided by James Albert, Assistant Controller.

Noted a variance of $11 due to rounding.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,519,925 and $10,792, respectively of the Form SIPC-7T.

No differences noted.

b. Recalculated the mathematical accuracy of the trial balances.

No differences noted.

c. Recalculated the mathematical accuracy of the Realized Capital Gains and Losses Report - CD Trading.

Noted a variance of $11 due to rounding.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M.J. Whitman LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 23, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T (29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Craig Weiss (212) 906-1149

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,300

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,509)
11/24/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,791

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,791

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,791

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MJ Whitman LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 10.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,905,200
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	11,049
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	11,049
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(10,546)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(1,150,712)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(235,066)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(1,396,324)
2d. SIPC Net Operating Revenues	$ 6,519,925
2e. General Assessment @ .0025	$ 16,300 (to page 1 but not less than $150 minimum)

M.J. Whitman LLC

(A wholly-owned subsidiary of Third Avenue Holdings Delaware LLC)

Consolidated Statement of Financial Condition

December 31, 2009